 ______________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                           ___________________________

                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                 ______________

                               JOSLYN CORPORATION
                            (NAME OF SUBJECT COMPANY)

                               JOSLYN CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)
                                  _____________

                     COMMON STOCK, PAR VALUE $1.25 PER SHARE
               (INCLUDING ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    48107010
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                                  _____________

                            WAYNE M. KOPROWSKI, ESQ.
                               JOSLYN CORPORATION
                              30 SOUTH WACKER DRIVE
                               CHICAGO, IL  60606
                            TELEPHONE: (312) 454-2918
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATIONS
                    ON BEHALF OF THE PERSON FILING STATEMENT)

                                    COPY TO:

                              THOMAS A. COLE, ESQ.
                                 SIDLEY & AUSTIN
                             2 SOUTH DEARBORN STREET
                               CHICAGO, IL  60603
                            TELEPHONE: (312) 853-7473
______________________________________________________________________________

ITEM 1.  SECURITY AND SUBJECT COMPANY

          The name of the subject company is Joslyn Corporation, an Illinois corporation (the "Corporation"), and the address of its principal executive offices is 30 South Wacker Drive, Chicago, Illinois 60606. The title of the class of equity securities to which this statement relates is the Common Stock, par value $1.25 per share (the "Common Shares"), of the Corporation and the associated Common Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of February 10, 1988 and amended as of September 2, 1994 (the "Rights Agreement"), between the Corporation and The First National Bank of Chicago, as Rights Agent (the "Rights Agent"). Unless the context otherwise requires, the term "Common Shares" shall include the associated Rights.

ITEM 2.  TENDER OFFER OF THE BIDDER

          This statement relates to the tender offer commenced by TK Acquisition Corporation, a Delaware corporation (the "Bidder") and an indirect wholly owned subsidiary of Danaher Corporation ("Danaher"), to purchase all of the outstanding Common Shares at $32 per Common Share (the "Offer Price"), net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Bidder's Offer to Purchase, dated July 24, 1995, and in the related Letter of Transmittal (which together constitute the "Offer"). The Offer was disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 24, 1995 (the "Schedule 14D-1"), filed by the Bidder with the Securities and Exchange Commission (the "Commission").

          According to the Schedule 14D-1, the address of the principal executive offices of Danaher and the Bidder is 1250 24th Street, N.W., Suite 800, Washington, D.C. 20037.

ITEM 3.  IDENTITY AND BACKGROUND

     (a)  NAME AND BUSINESS ADDRESS OF PERSON FILING THIS STATEMENT

          The name and business address of the Corporation, which is the person filing this statement, are set forth in response to Item 1 above and are incorporated herein and made a part hereof by this reference.

     (b)(1) ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE CORPORATION

          Certain contracts, agreements, arrangements or understandings between the Corporation and certain of its directors and executive officers are described in the "Compensation of Directors" section on page 6, the "Summary Compensation Table" section on page 7, the "Stock Option/SAR Grants in 1994" section on page 8, the "Defined Benefit Pension Plan" and "Employment Agreements" sections on pages 9-10, the

"Report of the Compensation Committee on Executive Compensation" section on pages 12-14 and the "Proposed Non-Employee Director Stock Plan" section on pages 14-15 and pages A1-A6 of the Corporation's Proxy Statement for the April 26, 1995 Annual Meeting of the Corporation's shareholders, attached hereto as
Exhibit 1 and incorporated herein and made a part hereof by this reference.

          At the April 27, 1994 Annual Meeting, the shareholders approved an amendment to the Corporation's Articles of Incorporation (the "Articles") that would limit the liability of the Directors to the Corporation or its shareholders for damages arising from breach of fiduciary duty. The amendment was authorized by an amendment to the Illinois Business Corporation Act of 1983 (the "IBCA") that became effective as of January 1, 1994. The amendment protects the Corporation's Directors against personal liability to the Corporation or its shareholders for any breach of duty unless a judgment or other final adjudication adverse to them establishes (i) a breach of the duty of loyalty to the Corporation, (ii) acts or omissions in bad faith or involving intentional misconduct or a knowing violation of the law, (iii) acts violating the prohibitions contained in Section 8.65 of the IBCA against certain improper distributions of assets, or (iv) an improper personal benefit to a Director to which he or she was not legally entitled. The text of the amendment to the Articles is attached hereto as Exhibit 2 and incorporated herein and made a part hereof by this reference.

          At a meeting of the Board of Directors of the Corporation (the "Board") on September 16, 1994, the Directors adopted amended and restated by-laws, as reported to the Commission in the Corporation's Form 8-K Current Report dated September 19, 1994, attached hereto as Exhibit 3 and incorporated herein and made a part hereof by this reference. Article VI of the amended and restated by-laws provides that the Corporation shall indemnify directors, officers, employees and agents of the Corporation to the fullest extent permitted under Article Eight of the Articles and under the IBCA. Article VI,
6.3 provides that the Corporation shall pay in advance expenses actually and reasonably incurred in defending a civil or criminal action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, if it shall ultimately be determined that he or she is not entitled to indemnification by the Corporation.

          On September 16, 1994, the Board approved the following arrangements:

          (a) Severance Agreements with Lawrence G. Wolski, George W. Diehl and Wayne M. Koprowski. Such Severance Agreements are attached hereto as Exhibits 4, 5 and 6 and are incorporated herein and made a part hereof by this reference.

          (b) Severance Policy for Corporate Managers covering Corporate Staff Executives Raymond J. Bjorseth, Robert A. Ginos, Wayne O. Hall, Lewis M. Jacobson and William J. Rotenberry and

General Managers James E. Berkeland, James F. Domo, Daniel Dumont, Robert J. Lindberg, Gregory Pacton, Paul E. Prutzman, S. Keith Swanson, Steven L. Thunander and two other individuals who are no longer employed by the Corporation. Subsequently, Carl S. Grabinski and Martin Malecki, III were added to such Severance Policy. Such Severance Policy is attached hereto as
Exhibit 7 and is incorporated herein and made a part hereof by this reference.

Such arrangements were reported to the Commission in the Corporation's Form 8-K Current Report dated September 19, 1994, attached hereto as Exhibit 3 and incorporated herein and made a part hereof by this reference.

          On July 19, 1995, the Compensation Committee of the Board approved a $25,000 payment to William E. Bendix, in his capacity as Chairman of the Board of the Corporation, in recognition of the extra time being devoted by him to the Corporation's affairs.

     (b)(2) ARRANGEMENTS WITH THE PURCHASER, ITS EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES

          There are no contracts, agreements, arrangements or understandings between the Corporation and the Bidder, its executive officers, directors or affiliates, other than the Confidentiality Agreement (the "Confidentiality Agreement") described in Item 4 below and attached hereto as Exhibit 8, which is incorporated herein and made a part hereof by this reference.

     (c)  BACKGROUND

          On August 11, 1994, George M. Sherman ("Sherman"), President and Chief Executive Officer of Danaher, telephoned William E. Bendix ("Bendix"), a Director of the Corporation, at Bendix's home. Sherman and Bendix first became acquainted in early 1993, when Sherman met Bendix and expressed his possible interest in a business combination between Danaher and Mark Controls Corporation, of which Bendix was, in 1993, Chief Executive Officer. Sherman informed Bendix that the next day Danaher would be issuing a press release announcing Danaher's ownership of 7.6% of the outstanding Common Shares of the Corporation.

          Although Sherman stated that Danaher had acquired the Common Shares for investment purposes, Sherman also told Bendix that he had looked at the Corporation for a long time, would like to talk to the Corporation's management about strategy and asked Bendix for comments about the Corporation. Bendix referred Sherman to the Corporation's management, and offered to telephone the then Chairman of the Board of the Corporation, Donald B. Hamister ("Hamister"), on Sherman's behalf. Bendix phoned Hamister and left a message describing his conversation with Sherman.

          On August 12, 1994, Danaher filed a 13D Statement with the Commission indicating it had acquired 7.6% of the Corporation's Common Shares. Concurrently, Danaher filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for clearance to purchase up to 15% of the Corporation's Common Shares.

          Shortly subsequent to the filings by Danaher, the Corporation retained legal and financial advisors to advise the Board in the event there should be a possible takeover attempt by, or a negotiated transaction with, Danaher or any other party. Also shortly subsequent to the filings by Danaher, the Corporation received from a number of parties indications of interest in possible business combinations with the Corporation or in acquisitions of one of its businesses in the event the Board should determine to pursue a transaction. None of such parties presented a proposal.

          On August 29, 1994, the Board met with its legal advisors, who advised the Board as to its responsibilities in the event of a takeover attempt and in addition described possible amendments to the Rights Agreement. Following the August 29, 1994 Board meeting, the members of the Compensation Committee of the Board met with its legal advisors and executive compensation consultants to review various issues relating to severance arrangements.

          On September 2, 1994 the Board adopted an amendment to the Rights Agreement, which was reported to the Commission in the Corporation's Form 8-K Current Report dated September 9, 1994. The amendment (i) reduced from 20% to 15% (or, in the case of any person who beneficially owned 15% or more of the Common Shares as of September 2, 1994 (an "Existing Holder"), a percentage equal to or greater than the amount beneficially owned by such Existing Holder on September 2, 1994, plus 1% (the "Increased Percentage")), the beneficial ownership threshold that results in a person becoming an "Acquiring Person" under the Rights Agreement and (ii) reduced from 30% to 15% (or, in the case of an Existing Holder, the Increased Percentage, the percentage of the Common Shares sought in a tender offer the commencement of which would result in a distribution of rights under the Rights Agreement. The amendment also (A) provides that the "flip-in" provision under the Rights Agreement is operative immediately once anyone becomes an Acquiring Person (all other triggers to the "flip-in" provision and certain exceptions are deleted), (B) allows the Board to delay the distribution of rights certificates if any such tender or exchange offer has been commenced so long as no one has become an Acquiring Person and
(C) excludes from the definition of "Acquiring Person" anyone who the Board determines has inadvertently become an Acquiring Person and who promptly divests a sufficient number of Common Shares so as to no longer be an Acquiring Person. The amendment also expanded the circumstances in which the redemption of the Rights must be approved by a majority of the "continuing directors", which is one of the issues in the "Danaher Action" described in Item 8(b) below. The amendment, which was reported to the Commission in the Corporation's Form 8-K Current Report dated September 9, 1994, is attached hereto as Exhibit 9 and incorporated herein and made a part hereof by this reference.

          At the September 2, 1994 meeting, the Board also agreed that, in response to the request of Sherman, Bendix and another director, L. G. Wolski ("Wolski"), would meet with Sherman on September 22, 1994.

          On September 16, 1994, the Board adopted an amendment and restatement of the Corporation's by-laws providing for, among other things, (i) indemnification of directors, officers, employees and agents of the Corporation and (ii) a requirement that a shareholder wishing to make a proposal for shareholder vote at an Annual Meeting or to nominate a candidate for election to the Board give prior written notice thereof. The Board also approved certain severance arrangements for the Corporation's executive officers, corporate managers and corporate staff. Such matters were reported to the Commission in the Corporation's Form 8-K Current Report dated September 19, 1994 and filed September 20, 1994.

          In recognition of Danaher's position as a major shareholder, on September 22, 1994, Bendix and Wolski met with Sherman and Patrick W. Allender ("Allender"), chief financial officer of Danaher, and discussed general non-confidential information about the Corporation.

          In September, 1994, an investment banker indicated to the Corporation that an additional party had indicated to him an interest in the Corporation. To the knowledge of the Corporation, such party has taken no further action.

          On December 7, 1994, Hamister resigned as Chairman of the Board of the Corporation, Bendix became non-executive Chairman of the Board and Wolski was given the title of Acting Chief Executive Officer. Wolski replaced retiring Chief Executive Officer Raymond E. Micheletti ("Micheletti"). Wolski's title was changed to Chief Executive Officer on July 19, 1995.

          Early in 1995, Sherman called Bendix to request another meeting.

          On March 1, 1995, Bendix and Wolski met with Sherman and Allender and again discussed general non-confidential information about the Corporation.

          At the Annual Meeting held on April 26, 1995, two new independent directors were elected, replacing Hamister and Micheletti, and four incumbent directors were re-elected. As a result of the election, the Board had a majority of independent directors and continued to be chaired by a non-executive Chairman of the Board.

          On June 14, 1995, the Corporation announced its acquisition of Cyberex, Inc. and Allender called Wolski to inquire about the acquisition.

          On June 30, 1995, Sherman called Bendix to ask if the Corporation would be willing to meet to discuss a possible business combination. Sherman told Bendix that although no decision had been reached regarding a business combination, Sherman believed the Corporation was a "good fit" with Danaher. Sherman said he thought it would be desirable to talk with representatives of the Corporation before Danaher reached a decision and before a business combination with the Corporation was discussed with the Danaher Board of Directors.

          On July 6, 1995, Bendix and Wolski called Sherman and stated that, in light of Danaher's position as a major shareholder, the Corporation was willing to meet with Danaher. They suggested a meeting after the July 19, 1995 announcement of second quarter earnings out of a desire to have a meaningful discussion about current results without disclosure of non-public information. Later on July 6, 1995, Sherman called Bendix to state that he indeed did wish to be given access to non-public information about the Corporation and that a meeting without such information would be unproductive. Sherman also mentioned that Danaher had not reached any decisions yet, but was considering an offer to acquire the Corporation at a price near the upper end of the 52-week trading range of the Common Shares.

          On July 7, 1995, Bendix called Sherman and stated that the request for non-public information would have to be presented to the Board and that the earliest practicable time to do so would be at its regularly scheduled July 19, 1995 meeting. Later that day, Sherman called Bendix and informed him that Danaher would be sending him a letter proposing an acquisition of the Company at a price of $32 per share. Such letter was received via telecopier that evening and was disclosed publicly by Danaher on July 10, 1995. The full text of the letter is set forth below:

                                   July 7, 1995

     Mr. William E. Bendix
     Chairman of the Board
     Joslyn Corporation
     30 South Wacker Drive
     Chicago, IL 60606

     Dear Bill:

               As you know, Danaher Corporation has been an investor in Joslyn Corporation for over a year. We have been impressed with Joslyn's business, which compliments businesses we are engaged in.

               When we spoke initially on June 30, 1995 and most recently on July 6 and 7, 1995, I told you that Danaher's management was reviewing what the alternatives might be with respect to our investment in Joslyn and might consider discussing with Danaher's Board of Directors whether to explore a business combination with Joslyn. Danaher's management and Board of Directors has now decided to propose a business combination, and we hereby propose a combination of our companies' businesses in a transaction in which your stockholders would receive cash for each share of their common stock.
     Based on our review of publicly available information about Joslyn, we propose a price of $32 per share. We think the offer is the appropriate price based on publicly available information, but we would like to conduct a brief, highly focused due diligence investigation in order to explore whether a higher price could be justified.

               We believe that the transaction we are proposing represents a very attractive opportunity for your stockholders. The price we are offering represents a significant premium over today's closing market price of the Company's common stock -- a price that in our view, already reflects the fact that Danaher is a substantial owner of Joslyn's shares.

               Our offer is not subject to financing, but is subject to the taking of all necessary actions to eliminate the applicability of, or to satisfy, any anti-takeover or other defensive provisions contained in the applicable corporate statutes or in the Company's charter, by-laws and rights agreement.

               We are convinced that the combination of our companies will be of great benefit to Joslyn and its stockholders. We also believe that Joslyn's employees, customers and suppliers will benefit from the joining of the complementary strengths of our two companies.

               Our financial strength and the complementary nature of the businesses of our two companies enables us to move forward quickly to negotiate and to close an agreement. We are prepared to enter into immediate discussions with you and your directors, management and advisors to answer any questions you may have about our offer.

               We hope that you and your fellow directors will view this offer as we do -- an excellent opportunity for the stockholders of the Company to realize full value for their shares to an extent that is not available to them in the marketplace.

               We trust that Joslyn's Board of Directors will give our offer prompt and serious consideration and will not take any actions that would adversely affect your stockholders' ability to receive the benefits of our proposed transaction.

               Our sincere desire is to work together with you to reach agreement on a negotiated transaction which can be presented to your stockholders as the joint effort of the directors and managements of both companies.

               As you can appreciate, it is important that we hear from you as promptly as practicable with respect to our offer. We look forward to hearing from you and to working together on this transaction.

                                   Sincerely,

                                   /s/ George M. Sherman

          On July 10, 1995, Bendix called Sherman to inform him of the contents of a letter from Bendix to Sherman stating that Danaher's offer would be reviewed by the Board on July 19, 1995. Such letter was published in a press release that was issued prior to the commencement of trading on July 10, 1995 and filed in a Form 8-K Current Report that was filed with the Commission on July 12, 1995. The full text of the letter is set forth below:

                                        July 10, 1995


     George M. Sherman
     President and Chief Executive Officer
     Danaher Corporation
     1250 24th Street NW - Suite 800
     Washington, D.C.  20037

     Dear George:

               We have received your letter dated July 7, 1995 and have forwarded it to our board. Your proposal will be considered at our regularly scheduled meeting on July 19, 1995. Promptly after that meeting, we will either inform you of our board's response or give you an estimated date for such response.

               As you know, we have recently reconstituted our board. It is now comprised of a majority of independent directors and led by a non-executive chairman. We would not presume to pre-empt or predict their decision. It is not presumptuous, however, to offer the following observations:

          * In considering your proposal, the board will be weighing it against the excellent prospects of the Company on an independent, stand-along basis as we begin to see the benefits of new programs which are now being implemented. Anticipated strong second quarter results and the Cyberex acquisition are but two examples.

          * Even if the board were to determine to abandon the Company's independent status and pursue a business combination, it would first select between a strategic merger and, as you have proposed, a change-in-control transaction. The next decision would be how to pursue such a transaction. In the absence of an unquestionably pre-emptive offer from Danaher, an exclusive negotiation over a change-in-control transaction is not likely to occur because of the fiduciary duties of our directors.

          * The guiding principle for our directors will be the best interests of our stockholders. If they determine to pursue a transaction, the Company will do so vigorously. If they determine to continue down our independent path, the Company will pursue all appropriate defenses.

               Our board will give your proposal a thorough, careful and good faith review on the 19th. We will respond to you shortly after that meeting.

                                        Sincerely,


                                        /s/William E. Bendix
                                        /s/L.G. Wolski



     cc:  Board of Directors of Joslyn Corporation

          At a meeting held on July 19, 1995, the Board, after consultation with its legal counsel and Goldman, Sachs & Co. ("Goldman Sachs"), its financial advisors, determined that commencing negotiations with Danaher or providing confidential information to Danaher was not then in the best interests of the Corporation's shareholders. This decision was communicated by Bendix to Sherman by a letter which Bendix faxed to Sherman's office and also read to Sherman (who was vacationing) in a telephone call later that day. Such letter was made public through a press release that was issued on July 20, 1995 and a Form 8-K Current Report that was filed with the Commission on July 20, 1995. The full text of the letter is set forth below:

                                        July 19, 1995


     Mr. George M. Sherman
     President and Chief Executive Officer
     Danaher Corporation
     1250 24th Street N.W. - Suite 800
     Washington, D.C. 20037

     Dear George:

               As promised, the Board of Directors of Joslyn Corporation and our financial advisor, Goldman, Sachs & Co., have reviewed your company's proposal to acquire Joslyn for $32 per share.

               The Board had unanimously concluded that entering into merger discussions with you or providing confidential information to you is not in the best interests of Joslyn's shareholders. In reaching this conclusion, the Board has considered, among other things, Joslyn's prospects as an independent company and the implications of its new growth strategy, its financial analysis and the analysis presented by Goldman, Sachs & Co. as well as other alternatives available to Joslyn.


                                        Sincerely,



                                        /s/William E. Bendix
                                        /s/L.G. Wolski



     cc:  Board of Directors of Joslyn Corporation

          On July 23, 1995, Sherman telephoned Bendix to advise him that Danaher would commence the Offer on the morning of July 24, 1995. On July 24, 1995, the Offer was in fact commenced and Sherman delivered to Bendix a letter, the full text of which is set forth below:
                                             July 24, 1995

     Mr. William E. Bendix
     Chairman of the Board
     Joslyn Corporation
     30 South Wacker Drive
     Chicago, IL  60606

     Dear Bill:

               As you know, Danaher Corporation has expressed to you on several occasions our interest in entering into a business combination with Joslyn Corporation (the "Company"). On July 7, 1995, Danaher proposed to you a business combination transaction in which the Company's shareholders would receive $32 in cash for each share of common stock. In the course of our conversations, we requested access to non-public information concerning the Company, under an appropriate confidentiality agreement, so that we could explore whether a higher price would be justified. By your letter dated July 19, you informed us that the Company's directors had concluded that entering into merger discussions with Danaher or providing confidential information to Danaher is not in the best interests of the Company's shareholders.

               We are disappointed by the Company's rejection of our proposal to negotiate a business combination transaction and to our request for access to information. We fail to see how it could be in the best interests of your shareholders to reject any further discussion with us.

     While we would have preferred to negotiate a transaction with you, we feel that you have left us no choice but to present a proposal directly to your shareholders. Accordingly, Danaher and TK Acquisition Corporation, an indirect wholly-owned subsidiary of Danaher, are today commencing a tender offer for all of the outstanding shares (and the associated common stock purchase rights) of the Company at a price of $32 net per share in cash.
     It is our intention to acquire any shares not purchased in the tender offer in a subsequent merger for the same cash consideration paid to shareholders in the tender offer. We would expect customary conditions for a transaction of this type; however, we have secured the financing necessary to fund our offer.

               We believe that an all cash price of $32 net per share for all shares presents a very attractive opportunity for the Company's shareholders. For the past three years, the Company's stock has generally traded in the low or mid-20s. Our offer represents an approximately 30% premium over the closing price on the last trading day before our July 7 letter proposing to acquire the Company at $32 per share.

               In light of the attractive terms of our offer, we request that the Company's Board of Directors make appropriate determinations so that the common stock purchase rights and the restrictions provided in the Illinois Business Combination Law are rendered inapplicable to our tender offer and subsequent merger. We would expect that you will not take any other actions that would be detrimental to the interests of the shareholders. It is our hope that we can proceed to complete a transaction with a minimum of delay.

                                   Sincerely,



                                   /s/George M. Sherman

          Also on July 24, 1995, Danaher commenced litigation and its efforts to call a special meeting of shareholders, each of which is described in Item 8 below and incorporated herein and made a part hereof by this reference. Sherman called Wolski on July 24, 1995 to inform Wolski that Danaher was commencing such litigation.

          On July 26, 1995, the Board met again and, after consultation with its legal and financial advisors, directed the senior management of the Corporation to meet with representatives of Danaher for purposes of gathering additional information prior to taking a position on the Offer. This decision was communicated by a call from Goldman Sachs to Danaher's investment bankers and also by Bendix to Sherman by a letter which was faxed to Sherman later that day. Such letter was made public through a press release that was issued on July 27, 1995 and a Form 8-K Current Report that was filed with the Commission on July 31, 1995. The full text of the letter is set forth below:

                                        July 27, 1995

     Mr. George M. Sherman
     President and Chief Executive Officer
     Danaher Corporation
     1250, 24th Street, N.W. - Suite 800
     Washington, D.C. 20037

     Dear George:

               As you know, because Danaher Corporation has now launched a tender offer, our Board of Directors will shortly be compelled to state a position on the transaction. In order that the Board can have before it full information before stating its position, they have asked us and our advisors, among other things, to meet with you and your advisors. In order to have a meaningful discussion with you, we would be prepared to provide you with certain, highly-focused, non-public information, subject to an appropriate confidentiality agreement. Our investment bankers are contacting yours to arrange such a meeting.

                                        Sincerely,

                                        /s/ William E. Bendix
                                        /s/ L.G. Wolski



     cc:  Board of Directors of Joslyn Corporation

          At the July 26, 1995 meeting, the Board also took action to defer the Distribution Date as defined in the Rights Agreement and resolved that, if at any future time it were to determine to undertake negotiations, prior to reaching any agreement in principle with any party with respect to a transaction, disclosure of the possible terms thereof or the parties thereto would jeopardize continuation of any such negotiations.

          On July 28, 1995, the Corporation and Danaher entered into the Confidentiality Agreement, as contemplated by the July 27, 1995 letter from Bendix to Sherman. The Confidentiality Agreement was disclosed in the Form 8-K Current Report that was filed with the Commission on July 31, 1995. On July 29, 1995, the Corporation began providing Danaher with certain non-public information, subject to the terms of the Confidentiality Agreement. The Confidentiality Agreement also contained provisions to stay the pending litigation between the Corporation and Danaher and further actions by Danaher to call a special meeting of the Corporation's shareholders. On August 1, 1995, representatives of the Corporation and Danaher met to discuss certain of the non-public information being supplied under the Confidentiality Agreement. On August 2, 1995, representatives of Danaher visited certain of the Corporation's facilities.

          Subsequent to the disclosure of the exchange of correspondence between Bendix and Sherman on July 7 and July 10, the Corporation received indications of interest from additional parties in possible business combinations with the Corporation. In addition, after the July 19, 1995 Board meeting, Goldman Sachs made contact with numerous parties to ascertain their interest in discussions with the Corporation. After the July 26, 1995 Board meeting, the Corporation entered into confidentiality agreements with certain other parties and provided them with confidential information. Such additional confidentiality agreements are similar to the Confidentiality Agreement with Danaher.

          On August 2, 1995, legal counsel for Danaher faxed to counsel for the Corporation a draft tender offer/merger agreement for consideration in the event that the Corporation and Danaher got "together on a transaction".

          On August 3, 1995, the Board met again with its legal and financial advisors. During the course of the meeting, Danaher representatives called to indicate that Danaher would require additional time to complete its investigation before Danaher could determine whether, from its perspective, an Offer Price higher than $32 Common Share could be justified. After careful consideration and for the reasons indicated in Item 4 below, the Board determined to take the position described in such Item 4.

          Following the August 3, 1995 Board meeting, counsel to the Corporation called counsel to Danaher and stated that it would be pre-mature, under the circumstances, to begin discussions over the previously supplied draft tender offer/merger agreement.

          A copy of a letter to shareholders communicating the Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits 10 and 11, respectively, and are incorporated herein and made a part hereof by this reference.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION

          At the August 3, 1995 meeting, the members of the Board who were present (one member being absent due to a scheduling conflict) unanimously concluded to recommend that the Corporation's shareholders reject the Offer and not tender their Common Shares pursuant to the Offer. The Board has taken this position at this time because:

          (a) it has not reached a conclusion that the Corporation should be sold to or otherwise engage in a business combination with Danaher or any other party;

          (b) the Corporation is in the midst of providing information to Danaher so that Danaher may determine whether, from its perspective, an Offer Price higher than $32 per Common Share could be justified; and

          (c) the Corporation has entered into confidentiality agreements with other potentially interested parties, has provided them with information and is seeking to develop their interest in a transaction at higher than $32 per share.

          No assurance can be given that the Corporation will receive an offer higher than $32 per share, that the Board will conclude that the Corporation should be sold or that there will be any extraordinary transaction involving the Corporation.

          The Offer is conditioned upon, among other things, the Rights having been redeemed by the Board or the Bidder otherwise being satisfied in its sole discretion that the Rights have been invalidated or otherwise are inapplicable to the Offer and the proposed merger of the Bidder and the Corporation. In light of the Board's determination discussed above, the Board determined at its August 3 meeting not to take any action to redeem the Rights in response to the Offer.

          The Offer is also conditioned upon, the Bidder being satisfied, in its sole discretion, that after consummation of the Offer, the restrictions contained in Sections 7.85 and 11.75 of the IBCA will not apply to the proposed merger of the Bidder and the Corporation. In light of the Board's determination discussed above, the Board determined at its August 3 meeting not to take any action which would render such restrictions inapplicable to such proposed merger.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

          Pursuant to a letter agreement dated July 19, 1995 but effective as of September 1, 1994, the Corporation has retained Goldman Sachs as exclusive financial advisors with respect to the Corporation's long-term financial strategy, including, without limitation, any acquisition proposals that the Corporation may receive or any other attempts to acquire control of the Corporation. Pursuant to such agreement, the Corporation has agreed to pay to Goldman Sachs:

          (a) a fee of $250,000, which the Corporation has paid and will be credited against any transaction or advisory fees referred to below;

          (b) if at least 15% of the outstanding stock of the Corporation is acquired by any person or group, including the

Corporation, in one or a series of transactions, by means of a tender offer or merger, private or open market purchases of stock or otherwise, or if all or substantially all of the assets of the Corporation are transferred, in one or a series of transactions, by way of a sale, distribution or liquidation, an additional fee equal to 0.9% of the aggregate value of all such transactions, as defined in such agreement;

          (c) if the Corporation or any other entity formed or owned in substantial part or controlled by the Corporation or one or more members of senior management of the Corporation or any employee benefit plan of the Corporation or any of its subsidiaries (a "Related Entity") effects a transaction or series of transactions not covered by paragraph (b) above, in which (i) at least 30% of the aggregate market value of the Corporation as of the date of such agreement is transferred to the shareholders of the Corporation through (A) a merger with, purchase of assets by or other combination with a Related Entity, (B) a reclassification of stock, (C) a purchase of stock, (D) a distribution of cash, securities or other assets (including, without limitation, a distribution of all or a portion of stock in one or more of its subsidiaries),
(E) a plan of partial liquidation or (F) any similar transactions or combinations of the foregoing and (ii) the public shareholders of the Corporation retain an equity interest in the Corporation or, if the Corporation does not survive in the transactions described above, in the surviving entity (a "Recapitalization"), a fee equal to 0.9% of the aggregate value of the Recapitalization, defined as the per share value in cash, securities and other assets received by the Corporation's shareholders (including shares of stock continued to be held by the Corporation's shareholders) times the number of shares of stock held by them; it being understood that such aggregate value shall be deemed to include amounts paid by the Corporation or the Related Entity with respect to contingently issuable shares, including, without limitation, shares issuable pursuant to options, warrants and convertible securities;

          (d) in the event that the Corporation acquires the securities or assets of another company valued at more than $75 million or sells, distributes or liquidates all or a portion of the assets of the Corporation valued at more than $75 million, including any pension-related assets, or sells or distributes securities of the Corporation, whether such distribution is made by dividend (other than stock splits effected by a stock dividend and regular recurring cash dividends in amounts not materially greater than currently paid) or otherwise, and no fee has become payable to or been paid to Goldman Sachs with respect to such transaction pursuant to paragraphs (b) and (c) above, a fee equal to 2% of the aggregate value of a $40 million transaction, 1.50% of the aggregate value of a $100 million transaction or 1.00% of the aggregate value of a $200 million or more transaction (with the percentage fee for any transaction valued between any two of such amounts being pro-rated and customary fees being applicable to public offerings or private placements of securities of the Corporation); and

          (e) in the event that any person or group shall (i) deliver to the Corporation an unsolicited proposal to acquire the Corporation, (ii) commence a tender offer for at least 10% of the outstanding stock of the Corporation, (iii) commence solicitation of proxies for the election as a Company director of any person who is not nominated by the current Board or a committee thereof or (iv) become the beneficial owner of more than 10% of the outstanding stock of the Corporation; and the Board shall determine to cause the Corporation to resist such proposal, tender offer, solicitation or any further acquisitions of stock by such person or group; and as of the first anniversary of the date of the first such determination to resist, (A) no transaction of the type described in paragraphs (b) and (c) above has been consummated and (B) no change of "control" (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) of the Corporation has occurred, a financial advisory fee of $1,500,000.

          The Corporation has agreed to retain Goldman Sachs as the Corporation's exclusive financial advisor (pursuant to a separate letter agreement on mutually agreeable terms and conditions and in consideration of the fees described above) if the Corporation becomes the subject of, or is threatened with, a contested solicitation by any person.

          The Corporation has also agreed to reimburse Goldman Sachs periodically for their reasonable out-of-pocket expenses, including the reasonable fees and disbursements of their attorneys, plus any sales, use or similar taxes (including additions to such taxes, if any) arising in connection with any matter referred to in the letter agreement and to indemnify Goldman Sachs against certain liabilities, including liabilities under the federal securities laws.

          The letter agreement may be terminated at any time by either party thereto, with or without cause, effective upon receipt of written notice to that effect. Goldman Sachs will be entitled to the transaction fee set forth above if at any time prior to the expiration of 18 months after such termination a transaction of the type contemplated by paragraph (b), (c) or (d) above is consummated and, in the case of a transaction contemplated by paragraph (b) or
(d) above, there was contact with the acquiring party, or any affiliate thereof, regarding such a transaction during the period of Goldman Sachs' engagement and, in the case of a transaction contemplated by paragraph (c) above, such transaction was discussed or proposed during the period of Goldman Sachs' engagement; provided, however, that any financial advisory fee paid under paragraph (e) above shall be credited against any such transaction fee.

          In addition, the Corporation has retained Morrow & Co., Inc. ("Morrow") to provide stock watch/shareholder identification services with respect to the Common Shares and related strategic and consulting services and Hill and Knowlton, Inc. ("H&K") to serve as financial communications counsel to the Corporation.

Pursuant to a letter agreement dated August 26, 1994, the Corporation paid Morrow $20,000 upon the signing of such letter agreement and agreed to reimburse Morrow for reasonable disbursements incurred in connection with the performance of services thereunder. After January 26, 1995, the letter agreement between the Corporation and Morrow became terminable by either party upon thirty days prior written notice to the other party. In July 1995, the Corporation renewed its arrangement with Morrow and paid Morrow an additional $10,000. Pursuant to a letter agreement dated July 13, 1995, the Corporation will pay H&K an advance of $25,000 against which hourly fees for H&K's services will be charged. The Corporation will also reimburse H&K for H&K's reasonable expenses.

          Except as described above, neither the Corporation nor any person acting on its behalf has retained any person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO
SECURITIES

     (a) There have been no transactions in the Common Shares during the past 60 days by the Corporation or, to the best of the Corporation's knowledge, by an executive officer, director, affiliate or subsidiary of the Corporation.

     (b) To the best of the Corporation's knowledge, none of the directors or executive officers of the Corporation intends to tender, pursuant to the Offer, any Common Shares beneficially owned by them. The foregoing does not include any Common Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as disclosed in Item 4 above, the Corporation is not presently engaged in any negotiations in response to the Offer that relate to or could result in one or more of the following or a combination thereof: (i) an extraordinary transaction such as a merger or reorganization, involving the Corporation or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of the securities or assets by the Corporation or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Corporation; or (iv) a material change in the present capitalization or dividend policy of the Corporation.

     (b) Notwithstanding the foregoing, if appropriate to the Board's discharge of its fiduciary duties under applicable law, the Corporation may in the future engage in negotiations that could have one of the effects specified in Item 7(a) above. In such event, the Board has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in Item 7(a) might jeopardize any discussions or negotiations that the Corporation may conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached. There can be no assurance that any such negotiations will be undertaken or that any such transactions will be recommended to the Board or shareholders or that any transactions that may be recommended will be authorized or consummated.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     (a)  LITIGATION

     (i)  The Danaher Action

          On July 24, 1994 Danaher and the Bidder filed a complaint in the United States District Court for the Northern District of Illinois, Eastern Division, seeking to enjoin the application of certain provisions of the Rights Agreement and certain provisions of Illinois law (DANAHER CORPORATION AND TK ACQUISITION CORPORATION v. JOSLYN CORPORATION, Civil Action No. 95C 4245) (the "Danaher Action"). The complaint names as defendants the Corporation and the following directors of the Corporation: William E. Bendix, Lawrence G. Wolski, James M. Reed, Lawrence A. Reed, John H. Deininger and Richard C. Osborne. The relief sought includes, among other things, (i) an injunction prohibiting application of the continuing directors provisions of the Rights Agreement that require the approval of the "Continuing Directors" (i.e., each director who was such prior to the date of the Rights Agreement and each subsequently elected director if such director is recommended or approved by a majority of the "Continuing Directors", but excluding an "Acquiring Person" or any affiliate, associate or representative thereof) to redeem the Rights or to make the Rights inapplicable to the Offer and the proposed merger between the Corporation and the Bidder and (ii) an injunction preventing the Board from treating (A) the tender of Common Shares to Danaher and the Bidder, prior to their acceptance of such Common Shares for purchase, (B) Danaher and the Bidder's obtaining of authorization for the calling of a special meeting of the Corporation's shareholders or (C) the giving to Danaher or the Bidder of revocable proxies or consents to vote the Common Shares, as vesting beneficial ownership of such Common Shares in Danaher or the Bidder, thus making Danaher or the Bidder "Interested Shareholders" for purposes of Illinois Business Corporation Act, 805 ILCS 5/7.85 ("Section 7.85"). In addition, the relief sought includes (i) an injunction preventing the application of the Rights Agreement to the Offer and ordering the Board to redeem the Rights, (ii) an injunction preventing the Board from using Section 7.85 or Illinois Business Corporation Act, 805 ILCS 5/11.75 ("Section 11.75") to interfere with or prevent the Offer and ordering the Board to approve the Offer pursuant to Sections 7.85 and 11.75 to allow the Corporation's shareholders to accept the Offer, (iii) a declaratory judgment that the laws of any state other than Illinois are inapplicable to the Offer, a proposed merger and a proxy solicitation in connection therewith and (iv) an injunction preventing the Corporation or the individuals named as defendants from instituting proceedings concerning or related to the Offer, a proposed merger or a proxy solicitation in connection therewith in any other court or forum.

          The Corporation and Danaher have agreed in the Confidentiality Agreement to stay all proceedings in the Danaher Action (and no new litigation may be commenced by either party against the other party) during Danaher's review of the confidential information supplied by the Corporation and any related discussions and negotiations.

     (ii) The Steiner Action

          On July 24, 1995, Kenneth Steiner, an alleged owner of Common Shares, commenced a class action in the County Department - Chancery Division of the Circuit Court of Cook County, Illinois challenging the Board's alleged rejection of and refusal properly to consider the Offer (STEINER v. JOSLYN CORPORATION, No. 95 CH 06933) (the "Steiner Action"). The complaint, which was filed individually and on behalf of all stockholders of the Corporation (other than defendants and any person or entity affiliated with defendants) names as defendants the Corporation and the following Directors of the Corporation:
William E. Bendix, Lawrence G. Wolski, James M. Reed, Lawrence A. Reed, John B. Deininger and Richard C. Osborne (collectively, the "Individual Defendants"). The relief sought includes (i) directing the Individual Defendants to (A) cooperate fully with any entity or persons having a BONA FIDE interest in proposing any transactions which would maximize shareholder value, (B) undertake an evaluation of the Corporation's worth as a merger/acquisition candidate, (C) enhance the Corporation's value and attractiveness as a merger/acquisition candidate, (D) effectively expose the Corporation to the marketplace in an effort to create an active auction of the Corporation, (E) act independently so that the interests of the Corporation's shareholders are protected and (F) insure that no conflicts exist between the interests of the Individual Defendants and their fiduciary obligation to maximize shareholder value or, in the event that such conflicts of interest exist, insure that such conflicts are resolved in the best interests of the Corporation's shareholders and (ii) ordering the Individual Defendants to account to the plaintiff and the class for all damages suffered and to be suffered by them as a result of the acts alleged in plaintiff's complaint.

     (c)  PROXY CONTEST

          In Exhibit 11(a)(1) to the Schedule 14D-1, the Bidder and Danaher disclosed their intention to commence a solicitation of the Corporation's shareholders asking such shareholders to designate the Bidder and Danaher as agents of the shareholders for the purpose of calling a special meeting of the shareholders of the Corporation to (i) remove all of the incumbent directors of the Corporation, (ii) amend the Corporation's By-laws to fix the number of directors of the Corporation at three and (iii) to elect the nominees of the Bidder to serve as the directors of the Corporation. The Bidder and Danaher also disclosed that, if elected, directors nominated by the Bidder would take such action as might be necessary to expedite consummation of the Offer or, in the event that another transaction offering more value to the Corporation's shareholders were proposed, to take such action as might be necessary to facilitate such other transaction.

          On July 26, 1995, the Bidder and Danaher filed with the Commission Amendment No. 1 to the Schedule 14D-1. Exhibit 11(g)(2) thereto is a Preliminary Proxy Statement (the "Proxy Statement") filed with the Commission pursuant to Section 14(a) of the Securities Exchange Act of 1934 on July 25, 1995. The Proxy Statement includes a Solicitation Statement that solicits the Corporation's shareholders to designate Danaher and the Bidder as Agents of such shareholders for the purpose of calling a special meeting of the shareholders and a form of Appointment of Designated Agents to effect such designation.

          The Corporation and Danaher have agreed in the Confidentiality Agreement that Danaher will stay all efforts to seek a special meeting of the Corporation's shareholders and to solicit proxies or written consents during Danaher's review of the confidential information supplied by the Corporation and any related discussions and negotiations.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.


Exhibit 1 Pages 7 to 10, pages 12 to 15 and pages A1 to A6 of the Proxy Statement of the Corporation for its April 26, 1995 Annual Meeting

Exhibit 2 Amendment to the Articles of Incorporation of the Corporation approved by the shareholders at the April 27, 1994 Annual Meeting

Exhibit 3 Form 8-K Current Report dated September 19, 1994 and Exhibit 3 thereto

Exhibit 4                Severance Agreement with Lawrence G. Wolski

Exhibit 5                Severance Agreement with George W. Diehl

Exhibit 6                Severance Agreement with Wayne M. Koprowski

Exhibit 7                Severance Policy for Corporate Managers

Exhibit 8                Confidentiality Agreement

Exhibit 9 Amendment to the Rights Agreement dated as of September 2, 1994 between the Corporation and the Rights Agent

Exhibit 10               Letter to Shareholders dated August 4, 1995

Exhibit 11 Press Release dated August 4, 1995 announcing the Board's recommendation with respect to the Offer

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   JOSLYN CORPORATION



                                   By:/s/ Wayne M. Koprowski
                                      -------------------------
                                      Wayne M. Koprowski
                                      Vice President, General
                                      Counsel and Secretary



Dated:  August 4, 1995

                                  EXHIBIT INDEX


EXHIBIT NO.                                  DESCRIPTION
- -----------                                  -----------
    1 Pages 7 to 10, pages 12 to 15 and pages A1 to A6 of the Proxy Statement of the Corporation for its April 26, 1995 Annual Meeting

    2 Amendment to the Articles of Incorporation of the Corporation approved by the shareholders at the April 27, 1994 Annual Meeting

    3 Form 8-K Current Report dated September 19, 1994 and Exhibit 3 thereto

    4                    Severance Agreement with Lawrence G. Wolski

    5                    Severance Agreement with George W. Diehl

    6                    Severance Agreement with Wayne M. Koprowski

    7                    Severance Policy for Corporate Managers

    8                    Confidentiality Agreement

    9 Amendment to the Rights Agreement dated as of September 2, 1994 between the Corporation and the Rights Agent

    10                   Letter to Shareholders dated August 4, 1995

    11 Press Release dated August 4, 1995 announcing the Board's recommendation with respect to the Offer